
September 14, 2016

Mail Stop 4631

Via E-Mail
PGT, Inc.
Mr. Bradley West
Chief Financial Officer
1070 Technology Drive
North Venice, FL 32475

     Re: PGT, Inc.
            Form 10-K for the Fiscal Year Ended January 2, 2016
            Filed March 11, 2016
            File No. 0-52059

Dear Mr. West:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year Ended January 2, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 17

1. You disclose on page 42 that during 2015 your warranty expense increased due to an increase in service claims experienced in 2015. Please revise your MD&A to explain the underlying reason for the increase in service claims and whether this trend is expected to recur. See Item 303(a)(3)(i) and (ii) of Regulation S-K for guidance.

Liquidity and Cash Flow, page 15

2. You disclose on page 10 that all of your assets are held by your subsidiaries and you rely on the earnings and cash flows of your subsidiaries to meet your obligations. You state that the ability of your subsidiaries to make payments to you depend on their respective

operating results and may be restricted for certain reasons. Please tell us your consideration of providing the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Internal Control over Financial Reporting, page 66

3. You disclose that you substantially completed the implementation of your new Enterprise Resource Planning System ("ERP") by the end of 2015 and the implementation of this System has affected and will continue to affect your internal controls over financial reporting. We remind you that if your ERP implementation results in any material changes to internal controls over financial reporting, you should provide disclosures required by Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha, Senior Assistance Chief Accountant, at (202) 551- 3854 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction